1040-999 W. Hastings Street Vancouver, BC, Canada V6C 2W2 Tel: 604.683.1102 Fax: 604.683.2643

E-mail: bgrieser@vectorlaw.com
Our File No. 1753

August 17, 2007

VIA SEDAR

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3

Dear Sirs:

re:           Yukon-Nevada Gold Corp. (the "Company")

We confirm that the Company became a reporting issuer in the Province of Quebec following the closing of the Plan of Arrangement with Queenstake Resources Ltd. on June 20, 2007. Inadvertently, the Province of Quebec was not selected as a recipient agency in connection with the filing of the Company’s interim financial statements, MD & A and officers’ certificates for the periods ending March 31, 2007 and June 30, 2007.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per: “Brenda Grieser”

blg	Brenda Grieser
Encl.	Paralegal